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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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In the Matter of
                                                                 CERTIFICATE
Xcel Energy Inc.
                                                                      OF
File No. 70-9635
                                                                 NOTIFICATION
(Public Utility Holding Company
Act of 1935)
----------------------------------------------------

         This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota corporation, pursuant to Xcel Energy's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated August 22, 2000 (HCAR No. 27218) as amended by orders dated March 7, 2002 (HCAR No. 27494) and November 7, 2002 (HCAR No. 27597) (the "Order") in the above-referenced file. The Order directed that Xcel Energy file with the Commission a report within two business days after the occurrence of (i) any downgrade, or further downgrade, if applicable, by a nationally recognized statistical rating organization of the debt securities of any of Xcel Energy, NRG Energy, Inc. ("NRG") or any of Xcel Energy's utility subsidiaries, or (ii) any event that would have a material adverse effect on the ability of Xcel Energy or NRG to comply with any conditions or requirements of an order of the Commission in this proceeding, or that Xcel Energy otherwise determines would be of material interest to the Commission.

         On late Friday afternoon, November 22, 2002, five former executives of NRG filed an involuntary Chapter 11 bankruptcy petition against NRG in the U.S. Bankruptcy Court for the District of Minnesota. The petitioners claim a total amount of $23,531,862.28. The petitioners further claim that the amount is subject to tax gross up pursuant to the applicable plan(s)/ agreement(s) and that they believe that all or a portion of the claims may be a liability of Xcel Energy/Northern States Power. The petition was filed against NRG and not against any of its subsidiaries, which actually own and operate NRG's power generating facilities.

         Under provisions of federal law, NRG has full authority to continue to operate its business as if the petition had not been filed unless and until a court hearing on the validity of the involuntary petition is resolved adversely to NRG. NRG has 20 calendar days to respond to the allegations contained in the involuntary petition, during which time it can choose to seek to have the petition dismissed, or converted into a voluntary bankruptcy under Chapter 11. Should NRG seek to have the petition dismissed, the court would then set a hearing to determine the merits of the petition - a process that could take several weeks or more. NRG would have the opportunity to present evidence and the court would have to judge whether the petition had any merit. NRG is currently considering its options.

         During the last few months, NRG has been engaged in negotiations with its bank lenders and bondholders to develop a plan for restructuring the company's debt. NRG said that it expects those discussions to continue and stressed that none of the bank lenders or bondholders had joined the former NRG executives in signing the involuntary petition.



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         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                XCEL ENERGY INC.

                                                By:  /s/Ben G.S. Fowke III
                                                    ----------------------------
                                                    /s/Ben G.S. Fowke III
                                                    Vice President and Treasurer

Dated:  November 26, 2002







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